UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55975

Oaktree Strategic Income II, Inc.*

(Exact name of registrant as specified in its charter)

Address: 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071 Telephone number: (213) 830-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On January 23, 2023, Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), completed its previously announced acquisition of Oaktree Strategic Income II, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 14, 2022, by and among the Company, OCSL, Project Superior Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of OCSL (“Merger Sub”), and Oaktree Fund Advisors, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of OCSL (the “First Merger”). Immediately following the First Merger, the Company was merged with and into OCSL, with OCSL continuing as the surviving corporation (the “Second Merger”). As a result of, and as of the effective time of, the Second Merger, the Company’s separate corporate existence ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 23, 2023		Oaktree Specialty Lending Corporation successor by merger to Oaktree Strategic Income II, Inc.

	By:	/s/ Mary Gallegly
Name: Mary Gallegly Title: General Counsel and Secretary